Filed by Banco Santander, S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Sovereign Bancorp Inc.
Commission File Number: 1-16581
Date: October 14, 2008

FINAL TRANSCRIPT

Thomson StreetEventsSM

STD - Santander Central Hispano Conference Call on Acquisition of
Sovereign Bancorp

Event Date/Time: Oct.14. 2008 / 9:00AM ET

C O R P O R A T E  P A R T I C I P A N T S

Angel Santodomingo
Santander Central Hispano - IR

Jose Antonio Alvarez
Santander Central Hispano - CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Carlo DiGrandi
HSBC - Analyst

Carlos Berastain
Deutsche Bank - Analyst

P R E S E N T A T I O N

Angel Santodomingo - Santander Central Hispano - IR

Good afternoon, good morning to those in the US. Thank you for being there in this presentation of Santander Group with regards to the acquisition of Sovereign Bancorp. The presentation will be done by Jose Antonio Alvarez, CFO of the Group, after which as always, we will go through Q&A basically those questions received through the Internet. After that, we will address those coming directly through the phone lines.

I would like to express and to underline that given that we are in a blackout period and given that this presentation is specifically dedicated to the acquisition of Sovereign Bancorp, as mentioned, questions will be only answered and addressed if they refer to these operations. We will be presenting results shortly, as you know, and in that occasion, we will be able to address the rest of your questions and concerns.

Thank you again for being there. I think we are going to start with the presentation.

Jose Antonio Alvarez - Santander Central Hispano - CFO

Good afternoon to everyone. As Angel mentioned, I am going to go through the plan is to present today the acquisition of Sovereign Bancorp. All of you are familiar with our presence, previous presence in Sovereign Bancorp. We had made an investment back two years ago in Sovereign, buying a stake initially slightly below 20%. Afterwards we went to 24% and what I am presenting today is the offer to buy the remaining 75% in the hands of the Sovereign shareholders.

As usual, we are going to go through the presentation with a description of the deal terms and conditions of the deal. Afterwards I will try to elaborate about the rationale of this transaction from the Santander point of view, a description of Sovereign businesses, and finally, the financial impact in what do we expect from the P&L point of view for Sovereign itself and what is the financial impact in the Santander Group figures?

Starting with the transaction overview, this you already know, while this change ratio with [0.2924] (sic -- see press release) Santander shares for each Sovereign share this means a valuation for the Sovereign shares as of last Friday at the close of the market last Friday, the New York market last Friday of US$3.81 per Sovereign share and the total consideration for the 75% of these -- 75% of the capital of Sovereign is US$1.9 billion.

The required approvals are the usual ones, the regulatory approvals, Sovereign shareholders, AGM, Santander shareholders [CEM]. We anticipate the closing in the first quarter 2009 as the transaction is recommended by the Sovereign's Board. Naturally

Sovereign shareholders we receive -- we are entitled -- will be entitled to receive Santander dividends once the completion ofthe deal is done.

Going to -- the strategic rationale, we always went with -- we talk about our M&A strategy where we talk about having a financial rationale and a strategic rationale. Talking about the strategic rationale, we always talk that our potential targets need to be retail franchises in attractive markets that we can improve one way or another due to the cost of the revenues or a combination of balance in a significant way in order to justify the premium you usually pay in this kind of transaction.

In terms of this is specific Sovereign transaction, while the result of the marketing which Sovereign is located is an attractive market. It's the Northeastern US. While in the US in a period of some difficulties in some markets with the credit condition deteriorating, this is a market that this region, is relatively (inaudible) compared with the other regions in the US. Sovereign is the largest independent franchise in this region and provides while not a huge scale in the region, but a significant scale to be an efficient competitor in the retail market in the region we are referring to.

So this is a platform in which we think that we can operate in an efficient way, given our skills and our business model. The transaction is in its (inaudible). We've been there for almost three years, three years and a half. And we know the bank, so we know what we are buying.

Finally this brings to us some diversification. Sovereign represents basically [8]% of the deposits of the Group. So now from a strategic rationale point of view, this fits into our strategy, retail, good customer franchise in attractive markets that we can improve in a significant way in order to justify the financials.

It is a short description of Sovereign. Probably all of you are familiar with the Bank. The Bank is a house midsized bank, total assets $77 billion. When I am referring to figures, the latest figures they published, Sovereign published yesterday -- $77 billion assets, $43 billion deposits, US$55 billion loan book as of September 30, 2008. So it is the largest [DRIP] institution in the United States.

The company operates in the Northeastern regions, mainly Massachusetts and Pennsylvania, along with New Jersey are the three main markets for Sovereign. And holds relatively strong positions in these core states with a strong deposit base and branches that goes from -- through the coast from Massachusetts -- from Boston to Philadelphia. The business is more or less retail oriented, clearly retail oriented. We will see later on when we analyze the deposits and the loan book that the business model is consumer and it's a [mean] oriented. So it's something that sounds familiar to us to Santander that we develop this business model in our top markets.

As I mentioned at the beginning, our experience in Sovereign started in October 2005. The initial investment was we bought 20%. Afterwards we went to 24.4%. While in May of this year we participated on provinces in the capital (inaudible). We are being -- we had significant presence in (inaudible) 12 seats on the Sovereign Board since the time we bought. Probably the most important differential fact in this case is we have been having our people -- Santander people -- inside Sovereign since the time we bought in all the risk management, IT operations, or marketing departments in the last three years. So this allows us to know very well in depth what's going on with the Bank up to now. The reason we are facing now with these transactions.

We also provide some advice in technology to Sovereign. So we have a deep and very good knowledge of the franchise and its potential. Let's just talk about the geographic footprint of Sovereign and the branches. You know I mentioned before that the main footprint was Pennsylvania, Massachusetts, along with New Jersey with market shares between 4% and 9%, also Rhode Island being the smaller state. And in the region of -- Northeastern region of the states, Sovereign is the ninth largest franchise in that region with around 3% market share if we measure (inaudible), looking at the market share in terms of deposits.

Looking at general numbers of the company, the commercial paper really is the number of branches around 750; ATMs, 2300; 12,000 employees, and I mentioned the assets. Tangible common equity as of September 2008, $3.7 billion, $43 billion deposits in September and [$66.9] billion in loans. The market cap last week was $2.5 billion and the share price was $3.81.

Going out a little bit more into the retail, into the loan book, the loan book has around $67 billion. Sovereign has been producingsignificant deleverage on the asset side not only on the loan book in the securities portfolio and these are processes that is stillon an ongoing process. It is worth to mention that Sovereign sold $9 billion of subprime exposure at the beginning of 2007and while Sovereign has no exposure to the most difficult products in -- like adjustable rate mortgages in the US market.

Going through the book, the [$67] billion loan book, commercial real estate $30 billion, SMS $12 billion, residential mortgages $11 billion are the three main portfolios. You have also the figures there, the allowances at the end of September, and we will talk later on about new allowances for the loan book is 3%, 1.68% of the book. Nonperforming assets 0.91% and net charge-off, [3.91]%. So it's a loan book with some of the pieces in our runoff position like the auto loans that we are running, Sovereign was running up the book -- out of the book that was outside the footprint.

In terms of deposits, well, the deposit base has been fairly stable with I would say it's typical (inaudible) deposit base which half of the deposits roughly speaking are low-cost, low-cost deposits and half of the deposits being kind of related with money markets or more kind of more expensive, even stable deposits. The deposit base is $43 billion, so the relationship between loan and deposits; deposits (inaudible) 80% or around 80% of the loan book, so it's well funded through the stable and low-cost deposit base. And this has been that way during the (inaudible) period.

In terms of what Sovereign means in relation with the Santander Group, I took (inaudible) deposit base. We can do the same with the long book and doesn't change that much. With the deposit base at the end of the first half, Sovereign Group represent 8% of the deposit base of the large Santander Group being 24%, Spain, UK 39%. You have the other countries in Latin America representing 5% to 3% (inaudible) market. This gives you an idea of the size of Sovereign operations and what this represents in terms of the Santander Group. If we do the same exercise with the loan book, we do not find very different results than the one I showed to you with the deposit base.

In terms of the footprint of Sovereign, for those of you less familiar with the markets, the northeastern markets, you see the deposit market volumes in the states in which Sovereign has presence and we compare this with a market in the UK market, Spanish market, and Sovereign footprint. The market has significant size, US$1.5 trillion deposits, compared with Spain $1.9 trillion or UK, $2.4 trillion, Brazil is $600 billion.

Well going to the financial impact of this transaction, let me to highlight the main points. While this acquisition diversifies our business mix, I talked about this before, only 8% compared with deposits generates -- and we will elaborate later on EPS, positive EPS impact by 2011 plus 0.5% -- has a negative capital impact in the overall Santander Group around 20 basis points in our capital base. The marginal return on investment -- this means the return on investment of the 75% we are buying right now, is about 30%, and total return on investment including the investment we made -- we have made since the time we bought the first stake in Sovereign is [15]%. We are acquiring the 75% at a significant discount on tangible book value, depending which we do compare and maybe from 0.55%, 55% of the tangible book value to 70%-something we will see later on.

Well, the financial initiatives we plan to take in Sovereign, I would say I split in three different layers. The first one being deleveraging. I mentioned before that this is an ongoing process. The management, the current management has a program to reduce the assets by 20, around 20 billion. We expect to reduce the risk weighted assets by around 10 billion, so 61 billion to around 50 billion by the end of 2009.

The risk, I will elaborate about the third-party adjustments and restructuring of securities [Santander] portfolio. We made further adjustments on top of ones that have been done for Sovereign in the previous quarters and we plan also to reduce the cost to improve the efficiency of the Bank.

Going through the [different] initiatives, deleverage $7 billion risk weighted assets, the securities portfolio is around $9 billion. We plan to use part of this portfolio and while the Bank is managing down non-core grade portfolios, I mentioned before, the auto loans outside the footprint also some commercial real estate. So 10 billion is something that we can do without producing fire sales in the next [15 months]. So it is the first initiative I mentioned.

Second one, derisk. Well, probably we showed yesterday the third-quarter results of Sovereign. While Sovereign did take adjustments write-downs of $1.25 billion pretax, $900 million post tax mainly in securities portfolio, so we plan to add to this $750 million pretax provisions from the credit portfolio which will be added to the $1 billion already system of loan [supported] credit losses in the Sovereign balance. It just means that we are going to have allowances for credit losses in the balance sheet of 3.1% of the credit portfolio.

So as a result of this, the tangible equity, common equity of Sovereign that was $4.6 billion as of June 2008 is going to go down to 3.2, 3.7, 3.8. Sovereign already did plus 750 after-tax, $500 million we plan to do to enhance the coverage of the credit portfolio. We do think that this protects the banks against future iteration in the [securities] portfolio and we are -- while at the same time we anticipate the higher [pay] costs that we think is going to happen in the market.

In terms of efficiency, while Sovereign is a Bank of cost income ratio of around 60%, we don't think that we can reduce the costs by 13% of the cost base approximately this means approximately $200 million in the next three years. You have the split of these initiatives is reducing -- having Sovereign more in line with the normal cost income ratios we have in the main subsidiaries of Santander.

You compare this exercise with the one we did in Abbey. Remember we bought Abbey at 70% cost income ratio. The [sector] in the UK at the time was 55% in the first half of '08. We got 46.7% compared with the [sector] 49.3%, so it is an exercise that we feel comfortable that we can do even incurred (inaudible) acquisitions remains -- remember in Abbey, we did this exercise with a reduction in (inaudible) more down 15% of the cost base at the time of the acquisition.

Going through the financials, starting from the consensus view of -- (inaudible) the consensus as of the loss of our profit was $446 million for 2009 going into $600 million-something 2010/2011. In order to be conservative and taking into account the difficult situation of the market and the duration in credit quality in the US, we add to these figures a provision, additional provisions of $1.2 billion in 2009/2010; $400 million after taxes each year, $600 million pretax on top of the consensus figures.

While also we deduct the cost of deleveraging the Bank, deleveraging 10 [billion]; this is going to reduce the profits after taxes of around $70 [billion], $80 [billion] -- $70 [billion] the first year and $80 [million] afterwards, and we have the synergies we expect to get in the third year, the $260 million I mentioned before after taxes that we got the number there. So we expect the first two years margin -- the first year margin of profit [$75] million going to $200 million and going to $750 million afterwards.

As we plan to finance the capital needs arising from this deal with asset sales, those asset sales will represent a drop in our profits of $120 million, $123 million. Well, we also lost the Sovereign equity account, the respective equity account at Sovereign earnings, and you go to the net profits with respect for the Group after all this. This is accretive -- is dilutive in the first and second year and is accretive in the third year by 0.5%. The marginal return investment I mentioned before is about 30% is 30% and the total return on investment basis on the whole amount will have invest in Sovereign including the one we made impairments is around [15]%.

Well in this base capital implications is probably one of the main concerns that the market may have with these transactions on top of how sure you are about this to be able to manage the risk going forward. We anticipate around 20 basis points in core tier one capital for mark-to-market and credit adjustments. Santander expects -- we expect to maintain the core capital 6% while we have potential offsets to the capital impact. Remember that in the financials I include a deduction of $123 million in profits because while we may sell some assets, some of them will now -- some of us that we potentially can sell in -- we plan to sell in the coming months.

So Sovereign, well, Sovereign is positioned to represents while an attractive entry point in a market that is a -- and I am now referring to the Northeastern US market, not the US market -- is a franchise that we know well. It has strong regional presence and there is potential to improve the efficiency and commercial productivity of the network.

While the business plan, the investment case we made incorporates plenty of conservative assumptions, $2 billion pretax fair value adjustments, further provisioning significantly above what the market, the consensus estimates. And the acquisitions I mentioned meets our financial criteria to buy retain -- buy banks; return on investment is higher than the cost of capital in the third year. But even if we reflect the full costs of the acquisition, EPS is accretive in the third year while the price per tangibles taking the worst number, the price to tangible book after the adjustments of $750 million we plan to do, is 0.79, 0.80 the price of tangible book after extra provisions that we plan to do.

So overall I think this creates value for both Santander and Sovereign shareholders and as was stated by -- also by some members of the Board of Sovereign. So this is the presentation. You have also in the appendix some details of the position of Sovereign in the different regions that you -- for those of you that want to go in deeper detail. Now we are ready to take your questions.

QUESTIONS AND ANSWERS

Angel Santodomingo - Santander Central Hispano - IR

Okay, as Jose Antonio mentioned, you have in the appendix the four main regions in which Sovereign is present. With market sales and data that would help you understand for those of you that are not so familiar with the franchise.

As I addressed in the beginning, we will only be answering questions with regards to these operations with the Sovereign acquisition. We have presented results next October 28 and we will address the rest of the issues with regards to results and with regards to the full look.

We have started to receive questions from the Internet. The first one from Carlos Garcia from ING is with regards to the tests that we have been doing in the branches in Sovereign. Why -- what have we seen there and why do we think that the Santander banking model may work in USA?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Carlos's question refers to the fact that we started some pilot tests with the new commercial model in some branches in Philadelphia area. This pilot tests produced results that -- the result was to improve the commercial productivity between 20% and 30% depending on the different branches. So we are -- that was something that we were in line with our expectations. So we do think that the new commercial model can improve significantly productivity all across the board even while in the numbers I present to you as the financial numbers, I take the consensus numbers, that naturally doesn't include this.

But as I mentioned, we try to be conservative in the sense that we do nothing to -- we do not expect to have a favoring market. We did the investment case thinking in a market that is in a deleveraging process that means that the volume growth is going to be limited.

Angel Santodomingo - Santander Central Hispano - IR

There are a couple of questions with regard -- from Alberto Cordara from AMN Amro and [Carlos Prisuto] from [BPI] with regards to the possible write-downs of our stake in Sovereign once we have acquired the full 100% specifically referring to the first 25%.

Jose Antonio Alvarez - Santander Central Hispano - CFO

Okay, this is something that was last year we did something that we -- the impairment as we perform at the end of the year. But let me to give you the figures. The price we pay for 100% of Sovereign in our books now is going to be 3.8 billion including everything and the book value of Sovereign after the write-downs we plan to do before the write-downs is 3.7 billion. After thewrite-downs we plan to do is 2.2 billion. So taking one figure or another the book will be maybe close to zero, maybe $600million. This is small and the book value is going to be close to the book value anyway.

Operator

(Operator Instructions)

Unidentified Participant

It will need a capital injection in Sovereign. What is the goodwill generated to partially address this now? And if the 20 basis points reduction of core capital if it includes (inaudible), how much Santander expects to receive from these disposals?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Well, the one I will talk about assuming that after the write down we plan to do is around $600 million, $700 million, while we are buying below tangible book so do generate our capital from this for buying the non-tangible book. And it will be translated for the global integration, the consumption of capital accounts basically from integration of assets of Sovereign and Santander balance sheets.

Unidentified Participant

(inaudible)

Jose Antonio Alvarez - Santander Central Hispano - CFO

Yes, in relation with the asset sales, well, when I mention that our target is between -- that we are going to be in 6% core capital, while I don't want to at this point to elaborate any specific assets, but I am sure that you have your own valuations. Some of them are more or less known. Some of them you can elaborate on the different assets I mentioned in the presentation.

Angel Santodomingo - Santander Central Hispano - IR

Okay, there is or there was another question on the contingency plan for (inaudible) need of capital, but you already said that we are -

Jose Antonio Alvarez - Santander Central Hispano - CFO

Yes, basically I said that the loan book -- well, the securities portfolio has been revised a couple of times now and the latest write-downs Sovereign did were in relation with the preference shares of Fannie and Freddie and some of the securities, the CDO book was 100% sold to the market. So we do not expect more negative surprises arising for this book.

Going forward in your loan book, while I mentioned that there is no subprime, that's all two weeks ago at the beginning of 2007, (inaudible) mortgages], it is true that while the book some runoff in some books like Alt-A loans alongside the different (inaudible) of Sovereign, but starting with $1.8 billion, $3.1 billion -- sorry 3.1% coverage of the loan book allowances for credit losses in relation with the loan book being 3.1% and adding $1.2 billion as an assumption for the next two years on top of the (inaudible) provisions, we think that is more covered, the contingencies you are referring to, Alberto.

Angel Santodomingo - Santander Central Hispano - IR

There is a question from Alejandro Ruyra from Kepler with regards to NPL's specific details about the different parts of the book. If we know what are the NPLs in each of the areas, what is the expected loss and also referring to the total position you have in balance within your provisions that we are thinking about?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Well, going through NPLs, those numbers were made public as of June 2008. The main items, commercial real estate NPLs is 0.88%; multifamily $5 billion portfolio 0.90; commercial -- (inaudible) 0.89; sales mortgages 0.53; Alt-A mortgages $2.8 billion, 3.01% in the total book; auto loans, 0.06 and total business 0.81. Those are the nonperforming loans.

On the loans is -- was 1.22 as of June. Now is as I mentioned is at 3.1.

Angel Santodomingo - Santander Central Hispano - IR

There's a question from (inaudible) want to know if you want to elaborate on that which is which asset sales are considered in the $123 million earnings income that we have published in the numbers? You already said that (multiple speakers) -

Jose Antonio Alvarez - Santander Central Hispano - CFO

I am not going to elaborate on specific sales.

Angel Santodomingo - Santander Central Hispano - IR

A question from (inaudible) from (inaudible) Asset Management is if Sovereign provides loans through intermediaries or through brokers or not?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Well, there is some lending indirect auto lending -- that was the auto lending book is 11% of the total loans is $6.3 billion with the auto loan book that I mentioned, the NPL was 0.06%. Of those $6 billion of auto loans, $4 billion are in the Sovereign footprint and $2.3 billion are out of the Sovereign footprint. These $2.3 billion out of the Sovereign footprint is a portfolio that we are running down. To tell you more about these loans, the average FICO of these auto loans, indirect auto loans is 728 in the Sovereign footprint and 713 out of the Sovereign footprint. So anyway FICO is about 700 is clearly prime lending.

Angel Santodomingo - Santander Central Hispano - IR

A question from -- a couple of questions from Diego Barron from Fortis. The first one is if we could explain which has been the trigger of the operation, why we have thought about doing the operation and why they have accepted such a low price, if there is any kind of additional problems.

The second question is funding availability of the franchise, everything that we've deliberating in the process of the balance sheet if needs are covered and if you can elaborate a little bit there in terms of liquidity?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Well, the first question is more a question for the Sovereign Board and for us we receive as you know we have a contract there that was kind of a standard situation. We couldn't be proactive in relation with Sovereign unless the Board of Directors called us that if we were willing -- they approached us in order to if we were in a position to make an offer for the company. And we can. We made this offer and finally we reached the agreement.

Why the second question is a question for the Sovereign Board. It is not a question for us. In terms of funding and liquidity, well I mentioned that the balance sheet is fairly well-balanced. If you take a $55 billion loan book, $43 billion September deposit book, deposits plus capital (inaudible). What remains to be funded in the hotel market is basically securities portfolio and other assets, so the balance sheet is very well-funded.

On top of that, Sovereign, and they published in the results presentation yesterday, they have $11.8 billion liquidity facility [initial]. And this is -- this facility is from the Federal Reserve -- the Federal Home Loan Bank, so it has $12 billion liquidity results.

In the process of deleveraging, well, it's not due to liquidity reasons. It's more due to back to the core business. While if you remember when we proposed A&L, we are not in the business of investing in securities in our balance sheets. The securities we have in the other books, in the other banks, tend to be securities, tend to be Sovereign bonds for mainly interest rate purposes or for repo business, not a business that aims to generate extra revenue with extra leverage in the balance sheet.

Angel Santodomingo - Santander Central Hispano - IR

There is a regional question by (inaudible) this I think has been addressed is in regards to the core capital of Sovereign, core capital level in which you have already said that we consider a 6% in our calculations and the question is more on the holding level that we also said we wanted to maintain that core capital of .06%.

A couple of questions for Antonio Ramirez, I think you already addressed them also. I don't know if it hasn't been clarified enough. The 20 basis impact in the Group capital does not include asset sales -- does not include asset sales, no? And again, the impact from comparing the new acquisition with the old one in terms of potential write-downs.

A question from Jesus Fernandez from Banc of America. If you have intentions of merging our Puerto Rican Santander Bancorp with Sovereign? If you have talked something about that?

Jose Antonio Alvarez - Santander Central Hispano - CFO

No, we have not. No, we don't have any (inaudible) in Puerto Rico with Sovereign operations at this point in time.

Angel Santodomingo - Santander Central Hispano - IR

Antonio Ramirez. Can you elaborate about the medium term to long-term strategy in the US and if you consider Sovereign a platform or not with regards to potential consolidation of the US banking sector?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Okay, we are talking about buying something in three months time, so when it's going to take us two or three years to have a platform. Sovereign offers as I mentioned in the presentation an attractive market and we need to before we have the platform with the commercial productivity we are targeting, you need two or three years or after three years it's not only long-term, it's not something that we should make any sense to talk now. First to deliver on the plan, the business plan I present to you, it doesn't make any sense to talk about that at this point in time.

Angel Santodomingo - Santander Central Hispano - IR

A couple of questions from Matteo Ramenghi from UBS. The first one is concerning -- he considers that with the acquisition of Sovereign we have 80%, a high percentage of the loan book for Santander in countries with high household leverage. Do you see any challenges there?

And the second question is with regards to pension liabilities both at Sovereign and Santander, if you have any thoughts there?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Well, in relation with your first question, household leverage being US, UK, and I understand that you refer to the US and UK, and Spain being high leverage countries. That is true, but what matters here is the credit quality, the [under] lending practices. We have been talking, well, you know our data in this (inaudible) and NPLs are going up. This is something you show in the last couple of quarters, but more and more a big gap between the behavior of Santander NPLs compared with the sector and with all banks, the gap is widening both in the UK and in Spain. In Spain, the latest data was in the results for NPLs was like about 1% compared with the sector being significant higher than that. In UK, our NPL rate is 0.71% compared with the sector being about 1.30%.

So assuming what you are saying is true, we feel that our loan books are safe. Our prime lending in all the markets we have not been involved in the subprime lending, high load to book lending for this kind of system.

In relation with Sovereign, I mentioned to you that they saw the subprime book. I mentioned also that they don't have adjustable rate mortgages and if I go through the FICO Sovereign has, the FICOs are pretty high in different books. For example, residential mortgages 738 is the FICO. The loan to value is 51.7 and home equity, the FICO is 774. The loan to value is [57.3]. So the main thing is you know that the figures from (inaudible) and the figures of Spain. So within that, we are playing in the safest side of this -- of the industry with tight lending standards.

Well, I don't understand the point, well pension liabilities are funded, the numbers are public in our annual reports in our 20-F, in our 6-K and there is nothing that has changed in relation with the pension liabilities at the Group level. There is no pension deficits to cover.

Angel Santodomingo - Santander Central Hispano - IR

Also with regards to the risk, to the diversification of the book, remember that we have provided you with the risk weighted assets diversification in which generally the risk weighted assets criteria percentages are by far more diversified.

There is a question, a couple of questions with the same theme, which is if we plan to transfer or to merge the auto loan portfolio at Sovereign with Drive, with Santander commercial finance US?

Jose Antonio Alvarez - Santander Central Hispano - CFO

No, we won't. We do not plan to -- at this stage we do not plan to merge with Drive. Yes.

Angel Santodomingo - Santander Central Hispano - IR

Last question through Internet is from Javier Bernat from Caja Madrid. Good evening. Is there any plans with regard to the FTE, the employment to adjust in terms of opening of branches? If you were, we were going to support the operation with debt issuance.

Jose Antonio Alvarez - Santander Central Hispano - CFO

I don't understand the last question.

Angel Santodomingo - Santander Central Hispano - IR

That means if we are going to issue debt, we can address the capital issue on the debt side of the company (multiple speakers).

Jose Antonio Alvarez - Santander Central Hispano - CFO

As you know, the way we manage the liquidity inside the group, and Sovereign is not going to be different. You know that we do not fund the subsidiaries through the parent company. So each subsidiary relies on their own funding and Sovereign is going to be the same, the same as other subsidiaries.

In relation with -- with the costs we will be paying to FTEs, we are talking about costs while when in the presentation I told you that we expect to save 40 million from (inaudible) core rationalizations and 60 million from IT initiatives. To qualify this in terms of numbers of FTEs probably is too early, but in terms of costs, we expect to reach $100 million cost in relation with central headquarters and IT operations.

At this point of time, it's too early to talk about opening branches probably. The first thing we need to do is to integrate, to produce, to integrate, and to have a single platform. Remember that Sovereign is a combination of several banks but mainly three major banks. Some branches in Massachusetts coming from FleetBoston, New York area coming from Independence Community Bank that was bought two years ago, and the [three] in Pennsylvania. The commercial (inaudible) in these three areas is not exactly the same. So the first in this will be we need to do is to have the same operational capabilities all across the board in all the branches in Sovereign before we are thinking going to the next step of opening branches or whatever is the next step.

Angel Santodomingo - Santander Central Hispano - IR

Okay, I think we have gone through all the questions that have come through Internet. Can we start with the conference call? I guess we have a couple of questions at least.

Operator

Carlo DiGrandi, HSBC.

Carlo DiGrandi - HSBC - Analyst

Good afternoon to everyone. I have a question on the loan book. You partially touched on this one, but if I look at the composition of the loan book, the commercial real estate, residential, home equity, we have about 50% exposure. Yes it is true we do not have subprime and also we have (inaudible) general operations, but I was wondering if you can give us a little bit more flavor how asset quality is evolving for this? Can you hear me? How this asset quality is evolving for this lending category because as we have seen for some names in the US regardless of no subprime, this can bring lots of rapid deterioration in asset quality that eventually will not be necessarily covered by provision in one or two years. Thank you.

Jose Antonio Alvarez - Santander Central Hispano - CFO

Yes, well I mentioned that the allowance for credit losses as of September 2008 in Sovereign was above $1 billion. We plan to add $750 million to those and we include $1.2 billion in the next two years. So all in all, we expect something around $3 billion for credit losses between -- the allowance already exists in the balance sheet plus the write down with the allowance we plan to create immediately plus what we expect in the next two years on top of the consensus, the consensus being a level of provisioning of $200 million, $400 million per year.

In relation with the different pieces of the portfolio, I mentioned the nonperforming loans of different books before commercial real estate while on the whole book. There is no big deviations. The only that has significant deviation with the orders would be 0.80 that is the NPLs, the Alt-A mortgages where the nonperforming loans is 3.01. But this is a book of $2.8 billion that is approximately 5% of the total book, so it is not just -- I understand you are being cautious in relation with the loan booking in the States. But we see in the way of such a level of loss precautionary measures that we are taking we do think that we are covered, yes.

Operator

Carlos Berastain, Deutsche Bank.

Carlos Berastain - Deutsche Bank - Analyst

A few very quick questions. Number one, I understand that you don't want to give any is valuation for Sovereign assets that you may be planning to sell. But if you could give us an indication of the underlying capital gains in terms of stake, that would be great.

The second question would be on whether the asset management and pursuant assets that you might be planning to sell apply only to the Spanish operations or could they grow our operations? And whether you have any -- you have had any contact already with anyone that will have to be buying those assets?

Thirdly whether Jose Antonio could give me his personal view about what the long-term sustainability of Sovereign would have been without Santander having been involved.

Finally, whether Sovereign will be able to get access today US government rescue package? Thank you.

Jose Antonio Alvarez - Santander Central Hispano - CFO

Carlo, can you repeat the second question at least? We don't hear you too well (multiple speakers)

Carlos Berastain - Deutsche Bank - Analyst

The second question was whether the sale of the insurance business of the asset management applies to the Spanish operations or to the global operations and whether someone has shown any interest on those assets already.

Jose Antonio Alvarez - Santander Central Hispano - CFO

And the third one?

Carlos Berastain - Deutsche Bank - Analyst

It was on Jose Antonio's personal view about the long-term sustainability of Sovereign by itself, without Santander getting involved. Would you think that bank would have survived without your help?

Jose Antonio Alvarez - Santander Central Hispano - CFO

Okay, in relation with the asset sales, while I just mentioning potential asset sales, I am not going to elaborate in detail because while you understand it's a sensitive matter and not necessarily (inaudible) we plan to sell all of them, but we have been one way or another is probably that we've been trying to sell (inaudible) and it's also insurance and asset management there has been a different approach in some cases is to look for a new venture in order to have better (inaudible). In some other cases, we are not the best operator of some factories, if you want to [say employed].

In relation with what you call sustainability of Sovereign as a standalone platform in the US, well I do not see why a platform of the size of Sovereign if you have a good management in place and you take a -- you have a good underwriting standards in terms of the loan book that you don't take financial -- significant financial risk in the markets, why not? I do think that in the long run a franchise of this size can be some critical mass in some markets can produce good profits for the shareholders, yes.

As you know, our approach to this in order to be efficient you need to have significant market share in the relevant markets. For Sovereign, the relevant markets are cities today are Massachusetts, Rhode Island, New Jersey, and Pennsylvania. And those four markets, they can deliver even in a standalone basis we would imagine very good results.

So more -- mainly taking into account that the book is clean, they do if we go to the balance sheet two years ago, they have been producing a substantial deleverage of the balance sheet, especially the deleverage that the Board of Directors decided that in September/October 2007 and '06, it was -- it was extremely, extremely opportunistic in the sense that they decide to deleverage the balance sheet by $10 billion or more than $10 billion that they produce in the last quarter 2006, first-quarter 2007. And afterwards it's true that they've been producing all the write downs in the loan book, buts they've been facing the storm in relatively good shape. And the Bank in fact is well capitalized and our understanding of the loan book is the loan book is clean or basically clean that our question is to be conservative in the current environment. But we are fairly comfortable with the risk we are taking from Sovereign and with a sense Sovereign will be a sustainable franchise standalone going forward in that sense, yes.

Angel Santodomingo - Santander Central Hispano - IR

Okay, I think we have addressed all questions. As always, if you have anything additional or that we haven't addressed, you can come to the investor relations team. Thank you again for being there and the next one will be the results presentation. Thank you.

Operator

This concludes our conference call. Thank you for attending. Goodbye.

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